April 24, 2014

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3611

Re:         Texas South Energy, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2013
Filed February 13, 2014
Form 10-K/A for the Fiscal Year Ended October 31, 2013
Filed April 17, 2014
File No. 333-171064

Dear Ms. Cvrkel,

In response to your comment letter dated April 22, 2014, Texas South Energy, Inc. (the “Company,” “Texas South,” “we,” and “us”) has the following responses.

Form 10-K/A for the Year Ended October 31, 2013 filed April 17, 2014

Report of Independent Registered Public Accounting Firm, page 9

1. We note from your response to our prior comment and your amended Form 10-K that you have revised the independent auditors report of LBB & Associates, to disclose that you did not audit the balance sheet as of October 31, 2012, or the statements of operations, stockholders’ deficit and cash flows for the year then ended and for the period from March 15, 2010 (inception) to October 31, 2012, which totals reflected a deficit of $55,895 accumulated during the development stage. Those financial statements were audited by other auditors whose report dated February 12, 2013, expressed an unqualified opinion on those statements and included an explanatory paragraph regarding the Company’s ability to continue as a going concern. However, we note that you have made changes to the audit report of M&K CPAS, PLLC dated February 12, 2013 to refer to the audit of the balance sheet as of October 31, 2013 and the related financial statements for the year then ended. Your revised disclosure on this report also indicates the audit firm did not audit the financial statements for the period from March 15, 2010 to October 31, 2012. In light of the fact that this audit report should refer to the audit of the financial statements for the years ended October 31, 2012 and 2011, as originally disclosed in your Form 10-K filed on February 13, 2014, please revise this audit report to reference the appropriate financial statements. Your report of M&K CPAS, PLLC dated February 12, 2013 should be consistent with the one included in your initial Form 10-K for the year ended October 31, 2013 filed on February 13, 2014. Please revise accordingly.

RESPONSE:

The report of independent auditors has been revised to clarify that M&K CPAS, PLLC audited the Company’s balance sheets as of October 31, 2012 and 2011 and the related statements of operations, changes in stockholders' deficit, and cash flows for the years ended October 31, 2012 and 2011 and for the period from March 15, 2010 (inception) through October 31, 2012.  The report of M&K CPAS, PLLC dated February 12, 2013 is now consistent with the initial Form 10-K for the year ended October 31, 2013 filed on February 13, 2014.

Regards,

/s/ James M. Askew
James M. Askew
Chief Executive and Chief Financial Officer